Exhibit 99.95

PRESS RELEASE

FOR IMMEDIATE RELEASE

CANOPY GROWTH CORPORATION ANNOUNCES $175 MILLION BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

SMITHS FALLS, ONTARIO – January 17, 2018 – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Corporation”) announced today that it has entered into an agreement with a syndicate of underwriters co-led by GMP Securities L.P. (“GMP”) and BMO Capital Markets as joint bookrunners (“BMO” and together with GMP, the “Co-Lead Underwriters” and collectively with the syndicate, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, 5,060,000 common shares (the “Common Shares”) of the Corporation at a price of $34.60 per Common Share (the “Offering Price”) for aggregate gross proceeds to Canopy Growth of $175,076,000 (the “Offering”).

The Corporation has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 759,000 Common Shares at the Offering Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering.

The Common Shares will be offered by way of a short form prospectus to be filed in all provinces of Canada (except Quebec). The Company intends to use the net proceeds from the Offering for capital expenditures for capacity expansion, working capital, and general corporate requirements. The Offering is expected to close on February 7, 2018 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

jordan@tweed.com

613-769-4196

Tyler Burns

Investor Relations

tyler.burns@canopygrowth.com

855-558-9333 ex 122

Bruce Linton

Director

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include the anticipated closing and closing date of the Offering and anticipated use of proceeds. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.